UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,976,294

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 29,976,294

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,976,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.35%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,907,609

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,907,609

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,305

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,305

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 267,710

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 267,710

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,710

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,358

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,358

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,313,143

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,313,143

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,313,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.92%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,449,541

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,449,541

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,449,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.68%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 821,525

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 821,525

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 821,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.23%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 628,591

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 628,591

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 293,513

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 293,513

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,513

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 266,129

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 266,129

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,720,856

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,720,856

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.32%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925,255

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,925,255

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.54%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,810,675

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,810,675

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,675

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,519,107

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,519,107

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,107

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.42%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 241,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 867,949

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 867,949

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,081

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 586,081

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 29,976,294

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 29,976,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,976,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.35%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 29,976,294

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 29,976,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,976,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.35%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the sixth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2005 (the “Statement”) and amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2005, October 20, 2005, November 9, 2005, December 23, 2005 and January 17, 2006 respectively (“Amendments”) with respect to shares of the common stock (the “Shares”) of Sovereign Bancorp, Inc. (the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended by adding the following after the final paragraph thereof:

On March 2, 2006, the United States District Court for the Southern District of New York granted the Reporting Persons’ motion for judgment on the pleadings, which sought a declaration concerning the right of the Company’s shareholders to remove members of its board of directors “without cause.”  The court held that, under pre-existing Pennsylvania law and the Company’s articles of incorporation, the Reporting Persons have the right to remove the Company’s directors without cause as long as a majority of the outstanding voting shares are in favor of such removal.

On March 22, 2006, the Reporting Persons and the Company entered into a Settlement Agreement (filed herewith as Exhibit A), pursuant to which, among other things, the Company agreed to increase the size of its board of directors by one and to fill such vacancy with Ralph V. Whitworth, a principal of the Reporting Persons.  The Company agreed to re-nominate Mr. Whitworth at the 2006 annual meeting of shareholders for a term expiring in 2009.  The Settlement Agreement provides that nothing in the agreement will prohibit Mr. Whitworth from complying with his fiduciary duties as a director of the Company during the term of his service as a director.

In addition, the Company agreed to increase the size of its board by one and appoint a second new director from lists of candidates provided by RILLC of high caliber persons of national reputation with no prior involvement with the Reporting Persons or the Company.  This director shall be appointed to the board in the class of directors with the longest term expiring within two years from the date of such appointment.  Under the terms of the agreement, RILLC shall supply a list of at least five persons for consideration by the nominating committee for this appointment, and the nominating committee shall have 20 business days after the receipt of such list to recommend a candidate or inform RILLC that it has declined to recommend a candidate.  In the event that the nominating committee declines to recommend a candidate, RILLC may supply a second list of persons to be considered by the nominating committee for a period of 20 business days and, if the nominating committee declines to recommend a candidate from this list, then the board will be increased by one and such vacancy will be filled by David H. Batchelder, a principal of the Reporting Persons.  In this event, RILLC shall supply a third nominee list to be considered by the nominating committee for a period of 20 business days.  If the nominating committee informs RILLC that it has declined to recommend a candidate from the third list, RILLC shall supply a nominee list within 90 days of being so informed, and this procedure will continue until such time as the nominating committee recommends a candidate for appointment to the board or the parties agree otherwise.

The Company also agreed to hold its 2006 annual meeting at such time as its board of directors deems prudent, but no later than September 30, 2006.  Further, the parties have agreed that they will take all necessary steps to cause existing litigation to be dismissed, and to withdraw all complaints, applications, and filings with or by all governmental and regulatory bodies that are adverse to the interests of the other party.  The Reporting Persons agreed to withdraw all regulatory objections to the pending acquisition of Independence Community Bank Corp. by the Company, and to the proposed investment by Banco Santander Central Hispano, S.A. in the Company.  The Reporting Persons also agreed not to take any other actions to prevent or delay either the Independence Community Bank Corp. or Banco Santander Central Hispano, S.A. transactions.  In addition, the Company agreed to retain a nationally recognized firm not previously associated with the Reporting Persons or the Company to study the Company’s related party transactions, disclosure and other corporate governance matters, and to take such actions as it deems appropriate with respect to future policies as determined by a majority of its board.

Pursuant to the Settlement Agreement, the Reporting Persons, for so long as the agreement remains in effect, have agreed to vote their shares for the election of the board’s nominees for election as directors and to observe certain standstill provisions.  The agreement will remain in effect through the Company’s annual meeting of shareholders in 2012, unless, among other things, the Company declines to nominate Mr. Whitworth or another designee of the Reporting Persons to stand for election for a three year term at the Company’s 2009 annual meeting.  In any such event the agreement would be subject to termination at such time.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 29,976,294 Shares, constituting 8.35% of the outstanding Shares.  The percentages of Shares reported herein are based upon 358,810,392 Shares outstanding on February 28, 2006, as set forth in the Issuer’s Annual Report on Form 10-K for the Annual Period ended December 31, 2005.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES

RILLC	4,126,062	1.15%

RILP	4,907,609	1.37%

RFP	115,305	0.03%

RCP	267,710	0.07%

RP	115,358	0.03%

RH1	3,313,143	0.92%

RH2	2,449,541	0.68%

RH4	821,525	0.23%

RH6	628,591	0.18%

RH7	293,513	0.08%

RI III	266,129	0.07%

RI VIII	4,720,856	1.32%

RI IX	1,925,255	0.54%

RI X	2,810,675	0.78%

RI XI	1,519,107	0.42%

RI XII	241,885	0.07%

RI XIV	867,949	0.24%

RI XV	586,081	0.16%

RILLC individually and in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 4,126,062 Shares that are owned by it, its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of

RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV (collectively, the “Relational LPs”), and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 29,976,294 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           RILP has the sole power to vote or direct the vote of 4,907,609 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 115,305 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 267,710 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 115,358 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 3,313,143 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 2,449,541 Shares and the sole power to dispose or direct the disposition of such Shares.

RH4 has the sole power to vote or direct the vote of 821,525 Shares and the sole power to dispose or direct the disposition of such Shares.

RH6 has the sole power to vote or direct the vote of 628,591 Shares and the sole power to dispose or direct the disposition of such Shares.

RH7 has the sole power to vote or direct the vote of 293,513 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 266,129 Shares and the sole power to dispose or direct the disposition of such Shares.

RI VIII has the sole power to vote or direct the vote of 4,720,856 Shares and the sole power to dispose or direct the disposition of such Shares.

RI IX has the sole power to vote or direct the vote of 1,925,255 Shares and the sole power to dispose or direct the disposition of such Shares.

RI X has the sole power to vote or direct the vote of 2,810,675 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XI has the sole power to vote or direct the vote of 1,519,107 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XII has the sole power to vote or direct the vote of 241,885 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XIV has the sole power to vote or direct the vote of 867,949 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XV has the sole power to vote or direct the vote of 586,081 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 4,126,062 Shares held by it, accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 25,850,232 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder and Whitworth, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 29,976,294 Shares beneficially owned by the Reporting Persons.

(c)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement is hereby amended by adding the following after the final paragraph thereof:

RILLC has an agreement with Richard C. Breeden & Co. LLC to provide consulting services with respect to the Reporting Persons’ investment in the Company’s common shares.  In exchange for these services Richard C. Breeden & Co. LLC will receive a fee based on a percentage of the Reporting Persons’ net profits over a hurdle rate from its investment in the Company’s common shares, if any.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Settlement Agreement, dated as of March 22, 2006, by and among Relational Investors LLC, certain of its affiliates and Sovereign Bancorp, Inc.

Exhibit B – Submission to the Securities and Exchange Commission (previously filed as Exhibit B of Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 23, 2005)

Exhibit C – Letter to Chairman and CEO (previously filed as Exhibit A of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit D – Letter to CFO (previously filed as Exhibit B of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit E – Formal Books and Records Request (previously filed as Exhibit C of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit F – NYSE Petition (previously filed as Exhibit D of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit G – Shareholder Forum Press Release. (previously filed as Exhibit B of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit H – Shareholder Forum Invitation. (previously filed as Exhibit C of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit I – Books and Records Request Letter. (previously filed as Exhibit D of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit J – Joint Filing Agreement, dated October 19, 2005 (previously filed as Exhibit E of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit K – Customer Agreement with Credit Suisse First Boston Corporation (previously filed as Exhibit B of the Schedule 13D filed by the Reporting Persons on May 26, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2006

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

RELATIONAL INVESTORS XIV, L.P.

RELATIONAL INVESTORS XV, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder